FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-207340-05

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The preliminary prospectus to which this is a supplement, dated October 27, 2017, may be amended or completed prior to time of sale.

SUPPLEMENT
(To Prospectus Dated October 27, 2017)

$654,195,000 (Approximate)

UBS Commercial Mortgage Trust 2017-C5

(Central Index Key Number 0001719195)

as Issuing Entity

UBS Commercial Mortgage Securitization Corp.

(Central Index Key Number 0001532799)

as Depositor

UBS AG

(Central Index Key Number 0001685185)

Cantor Commercial Real Estate Lending, L.P.

(Central Index Key Number 0001558761)

Ladder Capital Finance LLC

(Central Index Key Number 0001541468)

Natixis Real Estate Capital LLC

(Central Index Key Number 0001542256)

Société Générale

(Central Index Key Number 0001238163)

Rialto Mortgage Finance, LLC

(Central Index Key Number 0001592182)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2017-C5

This is a supplement (“Supplement”) to the prospectus dated October 27, 2017 (the “Preliminary Prospectus”). Capitalized terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Collateral Update

Bass Pro & Cabela’s Mortgage Loan

1.	The last sentence of the second bullet point on page 222 of the Preliminary Prospectus under the heading “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments”, the next to last sentence of the carry-over paragraph related to Loan No. 14 on page A-1-31 of Annex A-1 to the Preliminary Prospectus and the last sentence under the second paragraph on page A-3-109 of Annex A-3 to the Preliminary Prospectus is in each case hereby replaced with the following:

As a result, it is expected that any Permitted Free Prepayment Amounts allocated to the A-3 Notes in the aggregate will generally be allocated to the Non-Call Protected A-3 Notes and will not be allocated to the Mortgage Loan (Note A-3(A-CP)), Note A-3(B-CP), or Note A-3(C-CP), unless (i) the aggregate principal balance of the Non-Call Protected A-3 Notes was previously reduced to an amount that is less than the amount of any Permitted Free Prepayment Amount

UBS Securities LLC	Cantor Fitzgerald & Co.	Société Générale
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner
NATIXIS		Academy Securities
Co-Manager and Joint Bookrunner		Co-Manager

The date of this Supplement is October 30, 2017

or (ii) such prepayment amount is made in connection with a casualty or condemnation or event of default, which in each case will be allocated to the A-3 Notes on a pro rata and pari passu basis.

2.	Additionally, the second bullet point on page 274 of the Preliminary Prospectus under the heading “Description of the Mortgage Pool—The Whole Loans—The Non-Serviced Pari Passu Whole Loans—Intercreditor Agreement” is hereby replaced with the following:

All payments, proceeds and other recoveries on the Non-Serviced Pari Passu Whole Loan will be applied to the promissory notes comprising such Non-Serviced Pari Passu Whole Loan on a pro rata and pari passu basis (subject, in each case, to (a) the allocation of certain amounts to escrows and reserves, certain repairs or restorations or payments to the applicable borrower required by the Mortgage Loan documents and (b) certain payment and reimbursement rights of the parties to the related Non-Serviced PSA, in accordance with the terms of the related Non-Serviced PSA); provided that in connection with the Bass Pro & Cabela’s Whole Loan, certain payments of principal that are allocated to the A-3 Notes in the aggregate will not be allocated among the individual A-3 Notes on a pro rata and pari passu basis, but instead will generally be allocated in the manner set forth in the mortgage loan documents, and are described under “Description of the Mortgage Pool—Certain Terms of the Mortgage Loans—Prepayment Protections and Certain Involuntary Prepayments”.

Yorkshire & Lexington Towers Mortgage Loan

1.	The second bullet point on page 263 of the Preliminary Prospectus under the heading “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loans—Yorkshire & Lexington Towers Whole Loan—The Yorkshire & Lexington Towers Whole Loan Directing Holder” is hereby replaced with the following:
•	the holder of the Yorkshire & Lexington Towers Lead Pari Passu Companion Loan or its designee if a Yorkshire & Lexington Towers Control Appraisal Period has occurred and is continuing.
2.	The third to last paragraph under the heading “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loans—Yorkshire & Lexington Towers Whole Loan—The Yorkshire & Lexington Towers Whole Loan Directing Holder” on page 263 is hereby replaced with the following:

The Yorkshire & Lexington Towers Controlling Subordinate Companion Noteholders are entitled to avoid its applicable Yorkshire & Lexington Towers Control Appraisal Period caused by the application of an Appraisal Reduction Amount (as opposed to a Yorkshire & Lexington Towers Control Appraisal Period that is deemed to have occurred as a result of any borrower related party holding an interest in the Yorkshire & Lexington Towers Subordinate Companion Loan or the existence of any circumstances that would otherwise permit any borrower related party to exercise the rights of the Yorkshire & Lexington Towers Subordinate Companion Loan as Directing Holder) upon satisfaction of certain conditions, including without limitation, delivery of additional collateral in the form of either (x) cash collateral acceptable to the master servicer or the special servicer or (y) an unconditional and irrevocable standby letter of credit issued by a bank or other financial institution in a form acceptable to the master servicer or special servicer that meets the rating requirements as described in the Yorkshire & Lexington Towers Intercreditor Agreement (either (x) or (y), the “Yorkshire & Lexington Towers Threshold Event Collateral”) in an amount that, when added to the appraised value of the Yorkshire & Lexington Towers Mortgaged Properties as used to calculate any Appraisal Reduction Amount for the Yorkshire & Lexington Towers Whole Loan pursuant to the PSA or the Yorkshire & Lexington Towers Pooling and Servicing Agreement, as applicable, would reduce such Appraisal Reduction Amount enough to cause the applicable Yorkshire & Lexington Towers Control Appraisal Period not to exist.

3.	Additionally, the last two paragraphs under the heading “Description of the Mortgage Pool—The Whole Loans—The Serviced AB Whole Loans—Yorkshire & Lexington Towers Whole Loan—The Yorkshire & Lexington Towers Whole Loan Directing Holder” on page 264 of the Preliminary Prospectus are hereby deleted.

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